Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are forms of a letter which are being sent to participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C (separate forms are attached for each of the three entities) providing updated voting results and updates concerning the class action litigation.

[Empire State Building Associates L.L.C. Letter]

[MH letterhead]

May 15, 2013

Re: Empire State Realty Trust, Inc.

As we celebrate the 82nd anniversary of the opening of the Empire State Building, we write to update you on progress in obtaining investor consents and court rulings. The solicitation period remains open until we announce its termination.

Report on our Receipt of Consents

As of the close of business on May 15, we have received approximately 99.3% of the votes needed from Empire State Building Associates L.L.C. (“Associates”) to approve the consolidation and IPO. As of such date, approximately 91.8% of all interests have voted.

Entity	Total Vote For Transaction	Required Vote
Empire State Building Associates	79.6%	80% per group

In Associates’ participating group #2, more than the required 80% supermajority has approved the transaction, and we are at this time permitted to close the solicitation and send the buyout notice for that group to give its non-consenting participants ten days to consent, if they wish to avoid a buyout. We have not yet closed the solicitation or sent such buyout notice in such group.

More detail and important information regarding voting on the consolidation and third party portfolio sale proposals in the three public entities follows below.

Buyout Provisions Ruling

On April 30, the court ruled against the claims brought to block the buyout of a non-consenting participant for $100 if such participant does not consent after notice that the supermajority has approved the recommended program. The court ruled that the buyout provision in your 1961 participating agreements is legally binding and enforceable.

Thus, your interest is subject to purchase by Associates for a price of $100 unless you vote in favor of the consolidation or third party portfolio transaction proposal, as applicable, within ten days after receipt of notice that the required 80% supermajority consent has been received for such proposal in your participating group. As of the date of this letter, we have not sent any such notice to any of the participating groups.

Class Action Settlement Ruling

At the hearing on the matter on May 2, presiding Justice Sherwood stated “it is the court’s intention to approve the settlement” with regard to the September 28, 2012 full settlement of the class action. The judge’s written ruling is still pending.

FOR NON-VOTERS & THOSE WHO VOTED “AGAINST” OR “ABSTAIN”:

[ One Time Distribution and Payment to Participants

Should the consent for consolidation, REIT formation, and IPO be approved and occur, based on the cash reserves and transaction expenses at September 30, 2012, we estimate you will receive on account of your participation interest $[information to be inserted in individual letters] as your share of such settlement proceeds, plus $[information to be inserted in individual letters] as your share of reimbursement for transaction expenses and excess cash reserves—all in addition to your election of OP units and common stock and your share of additional rent to be paid by Empire State Building Company L.L.C., the operating lessee, based upon it profit for the lease year ending on the date of the IPO.]

Additional Consent Related Information

As of the close of business on May 15, we have also received approximately 98.8% of the votes needed to approve the transaction in 60 East 42nd St. Associates L.L.C. and more than the required votes to approve it in 250 East 57th St. Associates L.L.C.

Each of the operating lessees of Empire State Building, One Grand Central Place/ 60 East 42nd (formerly called the Lincoln Building), and 250 West 57th Street have already been authorized to be included in the consolidation and IPO. Should the IPO go forward, the operating lease of One Grand Central Place will be included, regardless of whether the fee position vote is received.

FOR NON-VOTERS:

[Our records indicate you have not yet returned your consent ballot. Your failure to vote is counted as voting “AGAINST” the proposal. We ask you now to consider promptly submitting a ballot voting “FOR” the transaction.

Further, your failure to submit the related tax form may subject you to unfavorable tax withholding. We ask you also now to consider promptly submitting your tax form in addition to your ballot.

To assist you in timely response, we have pre-printed information for you from our records and tabbed the forms where you need to mark your choices and sign. We urge you now to join the overwhelming majority of your fellow investors by taking a few minutes to complete and return these forms, which are enclosed for your convenience:

Personalized tax form. We have pre-printed your current address, Social Security Number, and absence of withholding, so you need only confirm and sign where tabbed.

Consent ballot. We have tabbed each item where you should mark “FOR” or “AGAINST” and sign.

Voting “FOR” the transaction is the essential first step toward your receiving the transaction’s many benefits, and the sooner the proposed transaction is approved, the sooner the expenses and disruption to all investors may be brought to an end, and investors can receive reimbursement for the costs of the transaction, excess cash reserves, and the class action settlement proceeds.

Please feel free to call either of us at 212-850-2660 or e-mail us at inquiries@MalkinHoldings.com with any question.]

FOR VOTERS WHO HAVE VOTED “AGAINST” OR “ABSTAIN”:

[You have voted “AGAINST” or “ABSTAIN”. We ask you now to consider changing your vote.

For your convenience, we have enclosed a duplicate ballot and return envelope.

Voting “FOR” the transaction is the essential first step toward all investors’ receiving the transaction’s many benefits, and the sooner the proposed transaction is approved, the sooner the expenses and disruption to all investors may be brought to an end, and investors can receive reimbursement for the costs of the transaction, excess cash reserves, and the class action settlement proceeds.

Please feel free to call either of us at 212-850-2660 or e-mail us at inquiries@MalkinHoldings.com with any question.]

FOR YES VOTERS:

[We thank you for your patience and support.

Please feel free to call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com with any question.]

Sincerely,

MALKIN HOLDINGS LLC

s/ Peter L. Malkin	s/Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open.

Below are the voting results by percentage interest for each entity and the range for the participating groups in each entity with respect to the consolidation proposal as of close of business on May 15, 2013:

•	Empire State Building Associates:

¡	Approximately 79.6% of participation interests in the entity (78.6 – 80.4% in each group) have approved.

¡	Approximately 86.7% of those voting (85.7 – 87.8% in each group) have approved.

¡	Consent forms have been received from approximately 91.8% of participation interests in the entity (91.5 – 92.1% in each group).

•	60 East 42nd St. Associates:

¡	Approximately 90.33% of participation interests in the entity (85.2 – 94.5% in each group) have approved.

¡	Approximately 95.8% of those voting (92.5 – 98.0% in each group) have approved.

¡	Consent forms have been received from approximately 94.3% of the entity (90.0 – 98.1% in each group).

•	250 West 57th St. Associates:

¡	Approximately 88.5% of participation interests in the entity (81.9 – 95.4% in each group) have approved.

¡	Approximately 95.2% of those voting (88.7 – 99.3% in each group) have approved.

¡	Consent forms have been received from approximately 93.0% of the entity (83.6 – 97.9% in each group).

Below are voting results by percentage of interest for each entity and the range for the participating groups in each entity with respect to the third party portfolio sale proposal as of close of business May 15, 2013. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. If we receive consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

•	Empire State Building Associates:

¡	Approximately 71.4% of participation interests in the entity (69.6 – 73.8% in each group) have approved.

¡	Approximately 77.8% of those voting (75.8 – 80.1% in each group) have approved.

¡	Consent forms have been received from approximately 91.8% of participation interests in the entity (91.5 – 92.1% in each group).

•	60 East 42nd St. Associates:

¡	Approximately 81.1% of participation interests in the entity (72.8 – 86.8% in each group) have approved.

¡	Approximately 86.0% of those voting (76.3 – 91.4% in each group) have approved.

¡	Consent forms have been received from approximately 94.3% of the entity (90.0 – 98.1% in each group).

•	250 West 57th St. Associates:

¡	Approximately 79.5% of participation interests in the entity (70.6 – 89.8% in each group) have approved.

¡	Approximately 85.5% of those voting (78.0 – 92.8% in each group) have approved.

¡	Consent forms have been received from approximately 93.0% of the entity (83.6 – 97.2% in each group).

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

[60 East 42nd St. Associates L.L.C. Letter]

                     [mh letterhead]

                     May 15, 2013

Re: Empire State Realty Trust, Inc.

We write to update you on progress in obtaining investor consents and court rulings. The solicitation period remains open until we announce its termination.

Report on our Receipt of Consents

As of the close of business on May 15, we have received approximately 98.8% of the votes needed from 60 East 42nd St. Associates L.L.C. (“Associates”) to approve the consolidation and IPO. As of such date, approximately 94.3% of all interests have voted.

Entity	Total Vote For Transaction	Required Vote
60 East 42nd St. Associates	90.3%	90% per group

In four of Associates’ participating groups #001, 003, 007, and 008, more than the required 90% supermajority has approved the transaction, and we are at this time permitted to close the solicitation and send the buyout notice for each such group to give its non-consenting participants ten days to consent, if they wish to avoid a buyout. We have not yet closed the solicitation or sent such buyout notice in any such group.

More detail and important information regarding voting on the consolidation and third party portfolio sale proposals in the three public entities follows below.

Buyout Provisions Ruling

On April 30, the court ruled against the claims brought by 6 participants in Empire State Building Associates L.L.C. to block the buyout of a non-consenting participant for $100 if such participant does not consent after notice that the supermajority has approved the recommended program. The court ruled that such buyout provision, parallel to the provision in your 1954 participating agreements, is legally binding and enforceable.

Thus, your interest is subject to purchase by Associates for a price of $100 unless you vote in favor of the consolidation or third party portfolio transaction proposal, as applicable, within ten days after receipt of notice that the required 90% supermajority consent has been received for such proposal in your participating group. As of the date of this letter, we have not sent any such notice to any of the participating groups.

Class Action Settlement Ruling

At the hearing on the matter on May 2, presiding Justice Sherwood stated “it is the court’s intention to approve the settlement” with regard to the September 28, 2012 full settlement of the class action. The judge’s written ruling is still pending.

FOR NON-VOTERS & THOSE WHO VOTED “AGAINST” OR “ABSTAIN”:

[ One Time Distribution and Payment to Participants

Should the consent for consolidation, REIT formation, and IPO be approved and occur, based on the cash reserves and transaction expenses at September 30, 2012, we estimate you will receive on account of your participation interest $[information to be inserted in individual letters] as your share of such settlement proceeds, plus $[information to be inserted in individual letters] as your share of reimbursement for transaction expenses and excess cash reserves—all in addition to your election of OP units and common stock and your share of additional rent to be paid by Lincoln Building Associates L.L.C., the operating lessee, based upon it profit for the lease year ending on the date of the IPO. ]

Additional Consent Related Information

As of the close of business on May 15, we have also received approximately 99.3% of the votes needed to approve the transaction in Empire State Building Associates L.L.C. and more than the required votes to approve it in 250 East 57th St. Associates L.L.C.

Each of the operating lessees of Empire State Building, One Grand Central Place/ 60 East 42nd (formerly called the Lincoln Building), and 250 West 57th Street have already been authorized to be included in the consolidation and IPO. Should the IPO go forward, the operating lease of One Grand Central Place will be included, regardless of whether the fee position vote is received from Associates.

FOR NON-VOTERS:

[Our records indicate you have not yet returned your consent ballot. Your failure to vote is counted as voting “AGAINST” the proposal. We ask you now to consider promptly submitting a ballot voting “FOR” the transaction.

Further, your failure to submit the related tax form may subject you to unfavorable tax withholding. We ask you also now to consider promptly submitting your tax form in addition to your ballot.

To assist you in timely response, we have pre-printed information for you from our records and tabbed the forms where you need to mark your choices and sign. We urge you now to join the overwhelming majority of your fellow investors by taking a few minutes to complete and return these forms, which are enclosed for your convenience:

Personalized tax form. We have pre-printed your current address, Social Security Number, and absence of withholding, so you need only confirm and sign where tabbed.

Consent ballot. We have tabbed each item where you should mark “FOR” or “AGAINST” and sign.

Voting “FOR” the transaction is the essential first step toward your receiving the transaction’s many benefits, and the sooner the proposed transaction is approved, the sooner the expenses and disruption to all investors may be brought to an end, and investors can receive reimbursement for the costs of the transaction, excess cash reserves, and the class action settlement proceeds.

Please feel free to call either of us at 212-850-2660 or e-mail us at inquiries@MalkinHoldings.com with any question.]

FOR VOTERS WHO HAVE VOTED “AGAINST” OR “ABSTAIN”:

[You have voted “AGAINST” or “ABSTAIN”. We ask you now to consider changing your vote.

For your convenience, we have enclosed a duplicate ballot and return envelope.

Voting “FOR” the transaction is the essential first step toward all investors’ receiving the transaction’s many benefits, and the sooner the proposed transaction is approved, the sooner the expenses and disruption to all investors may be brought to an end, and investors can receive reimbursement for the costs of the transaction, excess cash reserves, and the class action settlement proceeds.

Please feel free to call either of us at 212-850-2660 or e-mail us at inquiries@MalkinHoldings.com with any question.]

FOR YES VOTERS:

[We thank you for your patience and support.

Please feel free to call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com with any question.]

Sincerely,

MALKIN HOLDINGS LLC

Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open.

Below are the voting results by percentage interest for each entity and the range for the participating groups in each entity with respect to the consolidation proposal as of close of business on May 15, 2013:

•	60 East 42nd St. Associates:

¡	Approximately 90.3% of participation interests in the entity (85.2 – 94.5% in each group) have approved.

¡	Approximately 95.8% of those voting (92.5 – 98.0% in each group) have approved.

¡	Consent forms have been received from approximately 94.3% of the entity (90.0 – 98.1% in each group).

•	Empire State Building Associates:

¡	Approximately 79.6% of participation interests in the entity (78.6 – 80.4% in each group) have approved.

¡	Approximately 86.7% of those voting (85.7 – 87.8% in each group) have approved.

¡	Consent forms have been received from approximately 91.8% of participation interests in the entity (91.5 – 92.1% in each group).

•	250 West 57th St. Associates:

¡	Approximately 88.5% of participation interests in the entity (81.9 – 95.4% in each group) have approved.

¡	Approximately 95.2% of those voting (88.7 – 99.3% in each group) have approved.

¡	Consent forms have been received from approximately 93.0% of the entity (83.6 – 97.9% in each group).

Below are voting results by percentage of interest for each entity and the range for the participating groups in each entity with respect to the third party portfolio sale proposal as of close of business May 15, 2013. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. If we receive consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

•	60 East 42nd St. Associates:

¡	Approximately 81.1% of participation interests in the entity (72.8 – 86.8% in each group) have approved.

¡	Approximately 86.0% of those voting (76.3 – 91.4% in each group) have approved.

¡	Consent forms have been received from approximately 94.3% of the entity (90.0 – 98.1% in each group).

•	Empire State Building Associates:

¡	Approximately 71.4% of participation interests in the entity (69.6 – 73.8% in each group) have approved.

¡	Approximately 77.8% of those voting (75.8 – 80.1% in each group) have approved.

¡	Consent forms have been received from approximately 91.8% of participation interests in the entity (91.5 – 92.1% in each group).

•	250 West 57th St. Associates:

¡	Approximately 79.5% of participation interests in the entity (70.6 – 89.8% in each group) have approved.

¡	Approximately 85.5% of those voting (78.0 – 92.8% in each group) have approved.

¡	Consent forms have been received from approximately 93.0% of the entity (83.6 – 97.2% in each group).

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

[250 West 57th St. Associates L.L.C. Letter]

[mh letterhead]

May 15, 2013

Re: Empire State Realty Trust, Inc.

We write to update you on progress in obtaining investor consents and court rulings. The solicitation period remains open until we announce its termination.

Report on our Receipt of Consents

As of the close of business on May 15, we have received more than the required votes from 250 West 57th St. Associates L.L.C. (“Associates”) to approve the consolidation and IPO and the third party portfolio sale.

More detail and important information regarding voting on the consolidation and third party portfolio sale proposals in the three public entities follows below.

Buyout Provisions Ruling

On April 30, the court ruled against the claims brought by 6 participants in Empire State Building Associates L.L.C. (“ESBA”) to block the buyout of a non-consenting ESBA participant for $100 if such participant does not consent after notice that the ESBA supermajority has approved the recommended program. The court ruled that the buyout provision in all ESBA participating agreements (which is parallel to the buyout provision in 60 East 42nd St. Associates L.L.C.) is legally binding and enforceable.

Class Action Settlement Ruling

At the hearing on the matter on May 2, presiding Justice Sherwood stated “it is the court’s intention to approve the settlement” with regard to the September 28, 2012 full settlement of the class action. The judge’s written ruling is still pending.

FOR NON-VOTERS & THOSE WHO VOTED “AGAINST” OR “ABSTAIN”:

[ One Time Distribution and Payment to Participants

Should the consent for consolidation, REIT formation, and IPO be approved and occur, based on the cash reserves and transaction expenses at September 30, 2012, we estimate you will receive on account of your participation interest $[information to be inserted in individual letters] as your share of such settlement proceeds, plus $[information to be inserted in individual letters] as your share of reimbursement for transaction expenses and excess cash reserves—all in addition to your election of OP units and common stock and your share of additional rent to be paid by Fisk Building Associates L.L.C., the operating lessee, based upon it profit for the lease year ending on the date of the IPO. ]

Additional Consent Related Information

As of the close of business on May 15, we have also received approximately 99.3% of the votes needed to approve the transaction in Empire State Building Associates L.L.C. and 98.8% of the votes needed in 60 East 42nd St. Associates L.L.C.

Each of the operating lessees of Empire State Building, One Grand Central Place/ 60 East 42nd (formerly called the Lincoln Building), and 250 West 57th Street have already been authorized to be included in the consolidation and IPO. Should the IPO go forward, the operating lease of One Grand Central Place will be included, regardless of whether the fee position vote is received.

FOR NON-VOTERS:

[Our records indicate you have not yet returned your consent ballot. Your failure to vote is counted as voting “AGAINST” the proposal. We ask you now to consider promptly submitting a ballot voting “FOR” the transaction.

Further, your failure to submit the related tax form may subject you to unfavorable tax withholding. We ask you also now to consider promptly submitting your tax form in addition to your ballot.

To assist you in timely response, we have pre-printed information for you from our records and tabbed the forms where you need to mark your choices and sign. We urge you now to join the overwhelming majority of your fellow investors by taking a few minutes to complete and return these forms, which are enclosed for your convenience:

Personalized tax form. We have pre-printed your current address, Social Security Number, and absence of withholding, so you need only confirm and sign where tabbed.

Consent ballot. We have tabbed each item where you should mark “FOR” or “AGAINST” and sign.

Voting “FOR” the transaction is the essential first step toward your receiving the transaction’s many benefits, and the sooner the proposed transaction is approved, the sooner the expenses and disruption to all investors may be brought to an end, and investors can receive reimbursement for the costs of the transaction, excess cash reserves, and the class action settlement proceeds.

Please feel free to call either of us at 212-850-2660 or e-mail us at inquiries@MalkinHoldings.com with any question.]

FOR VOTERS WHO HAVE VOTED “AGAINST” OR “ABSTAIN”:

[You have voted “AGAINST” or “ABSTAIN”. We ask you now to consider changing your vote.

For your convenience, we have enclosed a duplicate ballot and return envelope.

Voting “FOR” the transaction is the essential first step toward all investors’ receiving the transaction’s many benefits, and the sooner the proposed transaction is approved, the sooner the expenses and disruption to all investors may be brought to an end, and investors can receive reimbursement for the costs of the transaction, excess cash reserves, and the class action settlement proceeds.

Please feel free to call either of us at 212-850-2660 or e-mail us at inquiries@MalkinHoldings.com with any question.]

FOR YES VOTERS:

[We thank you for your patience and support.

Please feel free to call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com with any question.]

Sincerely,

MALKIN HOLDINGS LLC

s/ Peter L. Malkin	s/ Anthony E. Malkin

Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open.

Below are the voting results by percentage interest for each entity and the range for the participating groups in each entity with respect to the consolidation proposal as of close of business on May 15, 2013:

•	250 West 57th St. Associates:

¡	Approximately 88.5% of participation interests in the entity (81.9 – 95.4% in each group) have approved.

¡	Approximately 95.2% of those voting (88.7 – 99.3% in each group) have approved.

¡	Consent forms have been received from approximately 93.0% of the entity (83.6 – 97.9% in each group).

•	Empire State Building Associates:

¡	Approximately 79.6% of participation interests in the entity (78.6 – 80.4% in each group) have approved.

¡	Approximately 86.7% of those voting (85.7 – 87.8% in each group) have approved.

¡	Consent forms have been received from approximately 91.8% of participation interests in the entity (91.5 – 92.1% in each group).

•	60 East 42nd St. Associates:

¡	Approximately 90.33% of participation interests in the entity (85.2 – 94.5% in each group) have approved.

¡	Approximately 95.8% of those voting (92.5 – 98.0% in each group) have approved.

¡	Consent forms have been received from approximately 94.3% of the entity (90.0 – 98.1% in each group).

Below are voting results by percentage of interest for each entity and the range for the participating groups in each entity with respect to the third party portfolio sale proposal as of close of business May 15, 2013. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. If we receive consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

•	250 West 57th St. Associates:

¡	Approximately 79.5% of participation interests in the entity (70.6 – 89.8% in each group) have approved.

¡	Approximately 85.5% of those voting (78.0 – 92.8% in each group) have approved.

¡	Consent forms have been received from approximately 93.0% of the entity (83.6 – 97.2% in each group).

•	Empire State Building Associates:

¡	Approximately 71.4% of participation interests in the entity (69.6 – 73.8% in each group) have approved.

¡	Approximately 77.8% of those voting (75.8 – 80.1% in each group) have approved.

¡	Consent forms have been received from approximately 91.8% of participation interests in the entity (91.5 – 92.1% in each group).

•	60 East 42nd St. Associates:

¡	Approximately 81.1% of participation interests in the entity (72.8 – 86.8% in each group) have approved.

¡	Approximately 86.0% of those voting (76.3 – 91.4% in each group) have approved.

¡	Consent forms have been received from approximately 94.3% of the entity (90.0 – 98.1% in each group).

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.